SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

STRATUM HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89267T 10 7
(CUSIP Number)

Larry M. Wright, II
Three Riverway, Suite 1590
Houston, Texas 77056

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 11, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89267T 10 7	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LARRY M. WRIGHT, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -2,514,000-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -2,514,000-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages
SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to shares of common stock, $0.001 par value per share (“Common Stock”), of Stratum Holdings, Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is Three Riverway, Suite 1590, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

             The Reporting Person is employed in a management position by CYMRI, L.L.C., a Nevada limited liability company and a wholly-owned subsidiary of the Issuer.  The principal business address of CYMRI, L.L.C. is the same as that of the Issuer.  The Reporting Person is the son of Larry M. Wright, the Chairman and Chief Executive Officer of the Issuer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person has acquired 2,514,000 shares of Common Stock from Franklin M. Cantrell, Jr., for agreed upon consideration in a privately negotiated transaction.  As a result of this transaction, Mr. Cantrell is no longer a shareholder of the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Person has acquired 2,514,000 shares of Common Stock for investment purposes.  At the present time, the Reporting Person has no plans to acquire or dispose of any shares of Common Stock, although he is not precluded from doing so by this filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns a total of 2,514,000 shares of Common Stock which constitutes 9.5% of the outstanding shares of Common Stock of the Issuer.  The Reporting Person has the sole power to vote and direct the voting of, and to dispose or direct the disposition of, all 2,514,000 shares of Common Stock beneficially owned by him.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 4 of 4 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: September 21, 2009

/s/ LARRY M. WRIGHT, II
LARRY M. WRIGHT, II